

UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

December 11, 2017

Robert Fishman
Executive Vice President and Chief Financial Officer
NCR Corporation
3097 Satellite Boulevard
Duluth, GA 30096

    **Re:    NCR Corporation**
            **Form 10-K for the Fiscal Year Ended December 31, 2016**
            **Filed February 24, 2017**
            **File No. 001-00395**

Dear Mr. Fishman:

     We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                  Sincerely,

                  /s/  Kathleen Collins

                  Kathleen Collins
                  Accounting Branch Chief
                  Office of Information Technologies
                  and Services